As filed with the Securities and Exchange Commission on December 23, 2002
Registration No. 333-56360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

INSPIRE PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3209022
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4222 Emperor Boulevard, Suite 470
Durham, North Carolina 27703-8466
(Address of Principal Executive Offices)

Amended and Restated 1995 Stock Plan, as amended
(Full Title of the Plan)

Gregory J. Mossinghoff, President, Secretary and Treasurer
Inspire Pharmaceuticals, Inc.
4222 Emperor Boulevard
Suite 470
Durham, North Carolina 27703-8466
(919) 941-9777
(Name and Address of Agent For Service)

Copies to:
Edward P. Bromley III, Esq.
Reed Smith LLP
136 Main Street—Suite 250
Princeton, New Jersey 08543-7839
(609) 987-0050

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $0.001 par value	3,000,000	$7.405	$22,215,000.00	$2,043.78

(1)
In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate amount of additional shares to be offered or sold pursuant to the Amended and Restated 1995 Stock Plan, as amended, described herein.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low price as reported on The NASDAQ National Market on December 18, 2002.

PART I

STATEMENT UNDER GENERAL INSTRUCTION E
REGISTRATION OF ADDITIONAL SECURITIES

The registrant previously filed a registration statement on Form S-8 with the Securities and Exchange Commission on February 28, 2001 (File No. 333-56360) in connection with the registration of 3,004,220 shares of common stock, par value $0.001 per share, of Inspire Pharmaceuticals, Inc. under its Amended and Restated 1995 Stock Plan, as amended.

Pursuant to General Instruction E to Form S-8, this registration statement is filed by the registrant solely to register an additional 3,000,000 shares of its common stock (plus an indeterminate number of shares pursuant to Rule 416(a) of the Securities Act) issuable pursuant to the plan. Pursuant to General Instruction E, and unless otherwise noted herein, this registration statement incorporates by reference the contents of the previous Form S-8, including all exhibits thereto and all periodic reports that the registrant filed after the previous Form S-8, or will file after this registration statement, to maintain current information about the registrant.

This registration statement contains two parts. The first part contains a resale prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 which covers the reoffer and resales of shares of the common stock issued or to be issued pursuant to the plan. The second part contains information required to be included in Part II of a post-effective amendment to registration statement on Form S-8. In accord with the Note to Part I of the Form S-8, information regarding the plan will be delivered to each participant in the plan and does not need to be filed with the Securities and Exchange Commission.

REOFFER PROSPECTUS

2,142,611 Shares of Common Stock

Inspire Pharmaceuticals, Inc.

The shares of common stock of Inspire Pharmaceuticals, Inc. covered by this reoffer prospectus, may be offered and sold to the public by certain selling securityholders of Inspire. The selling securityholders have acquired the shares through their exercise of stock options granted to them under Inspire’s Amended and Restated 1995 Stock Plan, as amended.

Our common stock is quoted on the Nasdaq National Market under the symbol “ISPH.” On December 18, 2002, the closing price of a share of our common stock on the Nasdaq National Market was $7.53 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is December 19, 2002.

The mailing address and telephone number of our principal executive offices is 4222 Emperor Boulevard, Suite 470, Durham, North Carolina, 22703-8466 and (919) 941-9777.

You should rely only on the information contained in this reoffer prospectus or any supplement. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this reoffer prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the common stock.

INSPIRE PHARMACEUTICALS, INC.

We discover and develop drugs to treat diseases characterized by deficiencies in the body’s innate defense mechanisms of mucosal hydration and mucociliary clearance as well as other non-mucosal disorders. Our product candidates in clinical trials are based on proprietary technology relating to P2Y receptors. Studies indicate that a subtype of this family, the P2Y2 receptor, coordinates the mechanisms of mucosal hydration and mucociliary clearance. These complex mechanisms, which involve movement of salt and water, a protein substance made in specialized cells that act to lubricate surfaces, called mucin, and the movement of cilia, or hairlike projections on the surface of cells that move together in a sweeping motion to move liquid and particles forward, can be regulated therapeutically through the stimulation of this receptor. Our lead products target respiratory and ophthalmic diseases with inadequate current treatments. We have also begun to apply our expertise in this field to other applications of other P2Y receptor subtypes as well as advancing several non-P2Y programs. We currently have five product candidates in clinical development:

•	INS365 Ophthalmic for the treatment of dry eye disease;

•	INS316 Diagnostic to aid in the diagnosis of lung cancer and lung infection;

•	INS37217 Respiratory for the treatment of cystic fibrosis;

•	INS37217 Intranasal for upper respiratory disorders; and

•	INS37217 Ophthalmic for the treatment of retinal disease.

We have entered into development and commercialization alliances with Allergan Inc., Santen Pharmaceutical Co., Ltd. and Kirin Brewery Co., Ltd. Pharmaceutical Division.

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing. Since that time, we have been engaged in the discovery and development of novel pharmaceutical products that treat diseases which are characterized by deficiencies in the body’s innate defense mechanisms of mucosal hydration and mucociliary clearance as well as other diseases. Our technologies are based in part on exclusive license agreements with The University of North Carolina at Chapel Hill for rights to certain developments from the founders’ laboratories.

We initially focused on the clinical development of INS316 for the treatment of respiratory diseases such as cystic fibrosis and chronic bronchitis. INS316 Diagnostic is in a Phase III clinical trial. In early 1996, we initiated a research program to develop an improved P2Y2 agonist compound, INS365. A joint patent for this compound was granted to us and The University of North Carolina at Chapel Hill relating to the respiratory therapeutic uses. We began preclinical studies of INS365 for respiratory uses in 1997, and clinical testing of INS365 for respiratory uses in early 1998. We filed an investigational new drug application, or IND, in the United States in the spring of 1998. We acquired an exclusive license to use INS365 to treat respiratory disease from The University of North Carolina at Chapel Hill in 1998. This program was terminated in the fourth quarter of 2002. During the development of INS365 for respiratory uses, our scientists began to recognize the potential for using INS365 to treat ophthalmic diseases such as dry eye. We have completed our Phase II program and two Phase III trials in INS365 Ophthalmic for the treatment of dry eye. We have an ongoing Phase IIIb trial. Our chemistry lab also synthesized INS37217, a new P2Y2 receptor agonist, in 1998. We began preclinical testing of INS37217 for respiratory uses in 1998 and for ophthalmic uses in 1999. This preclinical work for the initial studies in both the respiratory and ophthalmic areas has now been completed. In the fall of 2000, we filed an IND for INS37217 Respiratory for the treatment of cystic fibrosis. We expect to move this program into Phase II in the first quarter of 2003. We expect to have a pre-NDA meeting with the FDA in the first half of 2003 for INS365 Ophthalmic for the treatment of dry eye. We completed one Phase II trial for INS37217 Intranasal for the treatment of perennial allergic rhinitis, or PAR, in August of 2002 and a Phase II trial for the treatment of the common cold in November 2002. We launched a Phase III trial for INS37217 Intranasal PAR in the fourth quarter of 2002. Our Phase I/II trial for INS37217 Ophthalmic for the treatment of retinal disease was completed in October 2002; we expect to launch a Phase II trial in the first half of 2003.

RISK FACTORS

An investment in the shares of our common stock involves a substantial risk of loss. You should carefully read this entire report and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this document. These factors include, without limitation, the risk factors listed below and other factors presented throughout this document and any other documents filed by us with the Securities and Exchange Commission.

IF OUR PRODUCTS ARE NOT SAFE OR WE ARE NOT ABLE TO DEMONSTRATE EFFICACY, WE WILL BE UNABLE TO OBTAIN FDA APPROVAL AND WILL NOT BE ABLE TO SELL THOSE PRODUCTS.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. Even if we identify potential products, we will have to conduct significant additional development activities and preclinical and clinical tests, and obtain regulatory approval before our products can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. We have not submitted any products for marketing approval by the U.S. Food and Drug Administration, or FDA, or any other regulatory body.

Generally, all of our product candidates are in research or preclinical development, with only five, INS365 Ophthalmic, INS316 Diagnostic, INS37217 Respiratory, INS37217 Intranasal, and INS37217 Ophthalmic currently in clinical trials. The results of preclinical and initial clinical testing of our products under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. Our ongoing clinical studies might be delayed or halted for various reasons, including:

•	the drug is not effective, or physicians think that the drug is not effective;

•	the drug effect is not statistically significant compared to placebo;

•	patients experience severe side effects during treatment;

•	patients die during the clinical study because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	patients do not enroll in the studies at the rate we expect;

•	drug supplies are not sufficient to treat the patients in the studies; or

•	we decide to modify the drug during testing.

In October 2002, we announced our intent to file a New Drug Application for INS365 Ophthalmic for dry eye based upon the safety and efficacy data from our completed Phase II and III clinical trials. We have now scheduled a pre-NDA meeting with the FDA. Even if the pre-NDA meeting with the FDA is successfully completed and the NDA is filed, there is no guarantee that the FDA will approve our application and allow us to begin selling INS365 Ophthalmic in the United States. Even if we do receive FDA approval of the application, we and Allergan may not be able to successfully commercialize INS365 Ophthalmic in the United States.

BECAUSE OUR PRODUCT CANDIDATES UTILIZE A NEW MECHANISM OF ACTION AND IN SOME CASES THERE ARE NO REGULATORY PRECEDENTS, OBTAINING REGULATORY APPROVAL MAY BE DIFFICULT, EXPENSIVE AND PROLONGED, WHICH WOULD DELAY ANY MARKETING OF OUR PRODUCTS.

Other than INS365 Ophthalmic, we cannot apply for regulatory approval to market a product candidate until we successfully complete Phase III clinical trials for the product. To complete successful clinical trials, the products must meet the criteria for clinical approval, or endpoints, which we establish for the product in the clinical study.

Generally, we will establish these endpoints in consultation with the regulatory authorities, following design guidelines on the efficacy, safety and tolerability measures required for approval of products.

Because all of our existing product candidates utilize a new approach to the treatment of respiratory and eye diseases, and because some of the indications for which such products may be used have no regulatory precedents, we may have trouble establishing endpoints that the regulatory authorities agree sufficiently evaluate the effectiveness of each product candidate. For this and other reasons, we could encounter delays and increased expenses in our clinical trials if the regulatory authorities determine that the endpoints established for a clinical trial do not predict a clinical benefit, and the authorities will not approve the product for marketing without further clinical trials. The regulatory authorities could change their view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in study design, additional data or even further clinical trials before approval of a product candidate.

After initial regulatory approval, regulatory authorities continue to review a marketed product and its manufacturer. They may require us to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties.

IF PHYSICIANS AND PATIENTS DO NOT ACCEPT OUR PRODUCT CANDIDATES, THEY MAY NOT BE COMMERCIALLY SUCCESSFUL.

Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following:

•	acceptance by physicians and patients of our products as safe and effective therapies;

•	reimbursement of drug and treatment costs by third-party payors;

•	safety, effectiveness and pricing of alternative products; and

•	prevalence and severity of side effects associated with our products.

In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering product candidates. INS37217 Intranasal is administered through a nasal mist pump. Patients may find the pump difficult to operate. Our current product candidate for the treatment of dry eye disease, INS365 Ophthalmic, is applied from a vial containing a single day’s dosage of non-preserved medication. Patients may prefer to purchase the medication in a bottle containing a sufficient quantity of preserved medication for multiple doses. We have not yet executed a plan to develop a multi-dose formulation. Although our Asian partner, Santen, is developing a multi-dose formulation for use in their licensed territories, a multi-dose formulation has not been developed with respect to the application of the medication throughout the remainder of the world. Allergan, our corporate partner in the rest of the world, is responsible for developing a multi-dose formulation of INS365 Ophthalmic for all other territories. INS37217 Ophthalmic is administered through an intraocular injection. It may be beneficial to patients to a have a sustained delivery device. We have not yet established a plan for a sustained delivery device for certain indications such as for chronic use. Similar challenges exist in identifying and perfecting convenient methods of administration for many of our other product candidates.

WE INTEND TO RELY ON THIRD PARTIES TO DEVELOP, MARKET, DISTRIBUTE AND SELL OUR PRODUCT CANDIDATES AND THOSE THIRD PARTIES MAY NOT PERFORM.

We do not yet have the ability to independently market, distribute or sell our products and intend to rely on experienced third parties to perform, or assist us in the performance of, all of those functions. We may not identify acceptable partners or enter into favorable agreements with them. If third parties do not successfully carry out their contractual duties or meet expected deadlines, we will be unable to obtain required governmental marketing approvals and will be unable to sell our products.

OUR DEPENDENCE ON COLLABORATIVE RELATIONSHIPS MAY LEAD TO DELAYS IN PRODUCT DEVELOPMENT AND DISPUTES OVER RIGHTS TO TECHNOLOGY.

Our business strategy depends to some extent upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have development collaborations with Allergan, Santen and Kirin. The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Allergan has the right, by giving us 180 days prior notice, to terminate our collaboration. Similarly, Kirin has the right to terminate our license agreement by giving us 180 days prior notice. If we do not maintain the Allergan, Santen or Kirin collaborations or establish additional research and development collaborations or licensing arrangements it will be difficult to develop and commercialize therapeutic or diagnostic products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us. Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market therapeutic or diagnostic products on our own. As a result, we will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for regulatory approval, manufacturing and marketing of therapeutic and diagnostic products which result from our technology. The agreements with collaborators typically will allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our research programs.

We intend to rely on Allergan, Santen, Kirin and any future collaborators for significant funding in support of our development efforts. If Allergan, Santen or Kirin reduces or terminates its funding, we will need to devote additional internal resources to product development, scale back or terminate certain research and development programs or seek alternative collaborators.

Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

IF WE ARE UNABLE TO CONTRACT WITH THIRD PARTIES FOR SYNTHESIS AND MANUFACTURING OF PRODUCT CANDIDATES FOR PRECLINICAL TESTING AND CLINICAL TRIALS AND FOR LARGE SCALE MANUFACTURING OF ANY OF OUR DRUG CANDIDATES, WE MAY BE UNABLE TO DEVELOP OR COMMERCIALIZE PRODUCTS.

We have no experience or capabilities in large scale commercial manufacturing of any of our product candidates or any experience or capabilities in the manufacturing of pharmaceutical products generally. We do not currently expect to engage directly in the manufacturing of products, but instead intend to contract with others for these services. We have relied upon supply agreements with third parties for the manufacture and supply or our product candidates for purposes of preclinical testing and clinical trials. Although we have previously received preclinical and clinical supplies of our product candidates from several suppliers, we presently depend upon Yamasa Corporation as the sole manufacturer of our supply of product candidates. If we are unable to retain third party manufacturing on commercially acceptable terms, we may not be able to commercialize products as planned. Our manufacturing strategy presents the following risks:

•	the manufacturing processes for most of our product candidates have not been tested in quantities needed for commercial sales;

•	delays in scale-up to commercial quantities and any change to a manufacturer other than Yamasa Corporation could delay clinical studies, regulatory submissions and commercialization of our products;

•
manufacturers of our products are subject to the FDA’s good manufacturing practices regulations and similar foreign standards, and we do not have control over compliance with these regulations by third-party manufacturers;

•
if we need to change to manufacturers other than Yamasa Corporation, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

•	without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all; and

•
we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates.

IF WE ARE UNABLE TO SUPPLY SANTEN WITH SUFFICIENT QUANTITIES OF MATERIALS WE MAY BREACH OUR AGREEMENT WITH SUCH PARTY.

We are currently a party to a development, license and supply agreement with Santen, under which we granted a license to develop and market INS365 Ophthalmic. Generally, the agreement with Santen will require us to supply Santen with sufficient quantities of finished products for the purpose of commercial distribution. We will need to establish, alone or with third parties, a manufacturing process in relation to the product. Our dependence upon third parties for the manufacture of product may adversely affect our ability to develop and deliver the product on a timely and competitive basis.

Our inability to successfully manufacture commercial products could result in our breach of the terms of our agreement with Santen. Any of these factors could delay our preclinical studies, clinical trials or commercialization of our product candidates, entail higher costs and result in our inability to effectively sell our product candidates.

IF OUR PATENT PROTECTION IS INADEQUATE, THE DEVELOPMENT AND ANY POSSIBLE SALES OF OUR PRODUCT CANDIDATES COULD SUFFER OR COMPETITORS COULD FORCE OUR PRODUCTS COMPLETELY OUT OF THE MARKET.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for one patent covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in European and possibly other countries due to their particular patent laws. Besides our use patents, we have patents covering pharmaceutical formulations of these chemical compounds. We also have patent applications covering processes for large-scale manufacturing of these chemical compounds. Many of the chemical compounds included in the claims of our use patents, formulation patents and process applications were known in the scientific community prior to our formation. None of our patents cover these previously known chemical compounds themselves, which are in the public domain. As a result, competitors may be able to commercialize products that use the same chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. In such a case, physicians, pharmacies and wholesalers could possibly substitute these products for our products. Such substitution would reduce any revenues received from the sale of our products.

We believe that there may be significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies currently have or may acquire patent rights which we might be accused of infringing. If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others, or we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USTPO, to determine the priority of invention of any of our technologies.

In general, the development of patent rights in pharmaceutical, biopharmaceutical and biotechnology products to a degree sufficient to support commercial efforts in these areas is typically uncertain and involves complex legal and factual questions. For instance, while the USPTO has recently issued guidelines addressing the requirements for demonstrating utility for biotechnology inventions, USPTO examiners may not follow these guidelines in examining patent applications. Such applications may have to be appealed to the USPTO’s Appeals Board for a final determination of patentability.

IF WE FAIL TO REACH MILESTONE OR OTHER OBLIGATIONS, THE UNIVERSITY OF NORTH CAROLINA AT CHAPEL HILL AND OTHER LICENSORS MAY TERMINATE OUR AGREEMENTS WITH THEM.

Our INS316 Diagnostic clinical development program depends on two exclusive licenses and one non-exclusive license from The University of North Carolina at Chapel Hill. Generally, if we fail to meet milestones under the respective UNC licenses, UNC may terminate the applicable license. In addition, it may be necessary in the future for us to obtain additional licenses from UNC or other third parties to develop future commercial opportunities or to avoid infringement of third party patents. We do not know the terms on which such licenses may be available, if at all.

Failure to license or otherwise acquire necessary technologies may reduce or eliminate our ability to develop product candidates. Even if we acquire all necessary licenses, if we breach any license provision, either intentionally or unintentionally, we may lose our right to continued use of the licensed technology.

BECAUSE WE RELY UPON TRADE SECRETS AND AGREEMENTS TO PROTECT SOME OF OUR INTELLECTUAL PROPERTY, THERE IS A RISK THAT UNAUTHORIZED PARTIES MAY OBTAIN AND USE INFORMATION THAT WE REGARD AS PROPRIETARY.

We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements, may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

BECAUSE ALL OF OUR PRODUCT CANDIDATES USE RELATED MECHANISMS OF ACTION, WE MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS IF THE MECHANISM OF ACTION IS NOT EFFECTIVE.

Any products resulting from our product development efforts are not expected to be available for sale for at least one year, if at all. Five of our product candidates, INS365 Ophthalmic, INS37217 Respiratory, INS316 Diagnostic, INS37217 Intranasal and INS37217 Ophthalmic are P2Y2 receptor agonists. If the clinical results of one of the compounds is not favorable, the results of the other compound may not be favorable. Moreover, we have designed all of our product candidates to use related mechanisms of action. If these mechanisms of action are not effective, we may not be able to commercialize any of our product candidates. Even if all of our product candidates prove effective, we may choose not to commercialize all of them.

IF WE CONTINUE TO INCUR OPERATING LOSSES FOR A PERIOD LONGER THAN ANTICIPATED,

OR IN AN AMOUNT GREATER THAN ANTICIPATED, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

We have experienced significant losses since inception. We incurred net losses of $16.2 million for the nine months ended September 30, 2002, $23.1 million for the year ended December 31, 2001 and $14.6 million for the year ended December 31, 2000. As of September 30, 2002 our accumulated deficit was approximately $87.2 million. We expect to incur additional significant operating losses over the next several years and expect cumulative losses to increase in the near-term due to expanded research and development efforts, preclinical studies and clinical trials. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

•	timing of regulatory approvals and commercial sales of our product candidates;

•	the level of patient demand for our products;

•	timing of payments to and from licensors and corporate partners; and

•	timing of investments in new technologies.

No regulatory authorities have approved any of our product candidates for marketing, and therefore, we are not generating any revenues from product sales. To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We do not expect to generate product revenues for at least the next few years. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

IF WE ARE NOT ABLE TO OBTAIN SUFFICIENT ADDITIONAL FUNDING TO MEET OUR EXPANDING CAPITAL REQUIREMENTS, WE MAY BE FORCED TO REDUCE OR ELIMINATE RESEARCH PROGRAMS AND PRODUCT DEVELOPMENT.

We have used substantial amounts of cash to fund our research and development activities. In the nine months ended September 30, 2002 our operating expenses exceeded $20 million. In the fiscal year ended December 31, 2001 our operating expenses exceeded $30 million. We expect our capital and operating expenditures to exceed our revenue over the next several years as we conduct our research and development activities, address possible difficulties with clinical studies and prepare for commercial sales. Many factors will influence our future capital needs. These factors include:

•	the progress of our research programs;

•	the number and breadth of these programs;

•	our ability to attract collaborators for our products;

•	achievement of milestones under our existing collaborations with Allergan, Santen and Kirin;

•	our ability to establish and maintain additional collaborations;

•	progress by our collaborators: Allergan, Santen and Kirin;

•	the level of activities relating to commercialization rights we retain in our collaborations;

•	competing technological and market developments;

•	the costs involved in enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

We anticipate that our operating expenses will exceed $25 million in 2002. We also expect to purchase capital equipment at a cost of approximately $500,000 in 2002. We intend to rely on Allergan, Santen, Kirin, future collaborators and the proceeds of our initial public offering for significant funding in support of our development efforts. In addition, we may seek additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. If we raise funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH BIOTECHNOLOGY COMPANIES AND ESTABLISHED PHARMACEUTICAL COMPANIES.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. These competitors include Alcon, AstraZeneca, Aventis, Boehringer Ingelheim, Chiron, Genentech, GlaxoSmithKline, Novartis, Pfizer and Schering-Plough. Most of these competitors employ greater financial and other resources, including larger research and development staffs and more effective marketing and manufacturing organizations, than we or our collaborative partners. Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. As a result of academic and government institutions becoming increasingly aware of the commercial value of their research findings, such institutions are more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products. Our competitors may develop technologies and drugs that are safer, more effective or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. The products of our competitors marketed to treat cystic fibrosis include Pulmozyme(R) and TOBI(R). The main current treatments for dry eye disease involve artificial tear replacement drops. The main current treatments for colds, allergic rhinitis and rhinosinusitis include antihistamines, antibiotics, decongestants and anti-inflammatory steroids. Our competitors market anti-inflammatory steroidal agents, such as Flonase(R) and Nasonex(R). In addition, alternative approaches to treating diseases which we have targeted, such as gene therapy, may make our product candidates obsolete. Our competitors may also be more successful in production and marketing.

In addition, some of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners may not compete successfully with competitors’ existing products or products under development.

FAILURE TO HIRE AND RETAIN KEY PERSONNEL MAY HINDER OUR PRODUCT DEVELOPMENT PROGRAMS AND OUR BUSINESS EFFORTS.

We depend on the principal members of management and scientific staff, including Christy L. Shaffer, Ph.D., our Chief Executive Officer and director; and Gregory J. Mossinghoff, our President and director. If either of these people leaves us, we may have difficulty conducting our operations. We have not entered into agreements with either of the above principal members of our management and scientific staff that bind any of them to a specific period of employment. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

OUR OPERATIONS INVOLVE A RISK OF INJURY FROM HAZARDOUS MATERIALS, WHICH COULD BE VERY EXPENSIVE TO US.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations is substantial.

USE OF OUR PRODUCTS MAY RESULT IN PRODUCT LIABILITY CLAIMS FOR WHICH WE MAY NOT HAVE ADEQUATE INSURANCE COVERAGE.

Clinical trials or manufacturing, marketing and sale of our potential products by our collaborative partners may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance, we currently do not carry product liability insurance. We or our collaborators may not be able to obtain or maintain sufficient or even any insurance. If we can, it may not be at a reasonable cost. If we cannot or are unable otherwise to protect against potential product liability claims, we may find it difficult or impossible to commercialize pharmaceutical products we or our collaborators develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

IF THIRD PARTY PAYORS WILL NOT PROVIDE COVERAGE OR REIMBURSE PATIENTS FOR ANY PRODUCTS WE DEVELOP, OUR ABILITY TO DERIVE REVENUES WILL SUFFER.

Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third party payors will pay for our products. Reimbursement for newly approved health care products is uncertain. In the United States and elsewhere, third party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, may have on our business, the announcement and/or adoption of such proposals or efforts to do so could increase our costs and reduce or eliminate profit margins. Third party insurance coverage may not be available to patients for any products we discover or develop. If government and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced. In various foreign markets, pricing or profitability of medical products is subject to government control.

OUR EXISTING DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS HOLD A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AND MAY BE ABLE TO PREVENT OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

Our directors, executive officers and current 5% stockholders and their affiliates beneficially own over 41% of the common stock as of October 31, 2002. These stockholders, if they act together, may be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as our merger with or into another company, a sale of substantially all of our assets and amendments to our amended and restated certificate of incorporation. The decisions of these stockholders may conflict with our interests or those of our other stockholders.

ANTI-TAKEOVER PROVISIONS IN OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS, AND OUR RIGHT TO ISSUE PREFERRED STOCK, MAY DISCOURAGE A THIRD PARTY FROM MAKING A TAKE-OVER OFFER THAT COULD BE BENEFICIAL TO US AND OUR STOCKHOLDERS.

Our amended and restated certificate of incorporation and bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. Our amended and restated certificate of incorporation allows our board of directors to issue shares of preferred stock.

The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock.

In October 2002, we entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. The Rights Agreement provides for a dividend of one preferred stock purchase right for each outstanding share of our common stock. Each right entitles a stockholder, after the rights become exercisable, to buy 1/1,000th of a share of our Series H Preferred Stock at an exercise price of $50. Each right will become exercisable following the tenth day after an acquiring person or group acquires, or announces its intention to acquire, 15% or more of our common stock. We will be entitled to redeem the rights at $0.001 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 15% or more of our common stock. As a result of the Rights Agreement, if a person acquires 15% or more of our common stock without the approval of our Board of Directors, all other stockholders will have the right to purchase securities from us at a price that is less than its fair market value, which would substantially reduce the value of our common stock owned by the acquiring person. As a result, our Board of Directors has significant discretion to approve or disapprove a person’s efforts to acquire 15% or more of our common stock.

Our amended and restated certificate of incorporation provides that the members of the board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our President, Chairman of the Board or a majority of the board of directors are able to call special meetings. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. These provisions may delay or prevent changes of control or management.

Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under this law, if anyone becomes an “interested stockholder,” we may not enter a “business combination” with that person for three years without special approval.

These provisions could discourage a third party from making a take-over offer and could delay or prevent a change of control.

OUR COMMON STOCK PRICE HAS BEEN HIGHLY VOLATILE AND YOUR INVESTMENT IN OUR STOCK MAY DECLINE IN VALUE.

The market price of our common stock has been highly volatile. Factors that have caused volatility and could cause additional volatility in the market price of our common stock include among others:

•
announcements made by us concerning results of our clinical trials with INS365 Ophthalmic, INS37217 Ophthalmic, INS316 Diagnostic, INS37217 Respiratory, INS37217 Intranasal and any other product candidates;

•	changes in government regulations;

•	regulatory actions;

•	changes in concerns of our collaborators, in particular our collaborations with Allergan, Santen and Kirin;

•	developments concerning proprietary rights including patents by us or our competitors;

•	variations in our operating results; and

•	litigation.

Extreme price and volume fluctuations occur in the stock market from time to time and that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated to the actual performance of the affected companies. These broad market fluctuations could result in significant declines in the market price of our common stock.

FUTURE SALES BY OUR CURRENT STOCKHOLDERS MAY CAUSE OUR STOCK PRICE TO DECLINE.

Sales of our common stock by our current stockholders in the public market could cause the market price of our stock to fall. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all. As of October 31, 2002, there were 25,849,646 shares of common stock outstanding. Of these outstanding shares of common stock, all of the 6,325,000 shares sold in our initial public offering are freely tradable, without restriction under the Securities Act of 1933, as amended, unless purchased by our “affiliates.” The remaining common stock may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144 under the Securities Act. Similarly, all of the 3,004,220 shares of our common stock that were registered pursuant to our registration statement on Form S-8 are, or will be, freely tradable in accordance with such registration statement.

We may issue additional shares:

•	to employees, directors and consultants;

•	in connection with corporate alliances;

•	in connection with acquisitions; and

•	to raise capital.

As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

USE OF PROCEEDS

Inspire will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus for the respective accounts of the selling securityholders. All such proceeds, net of brokerage commissions, if any, will be received by the selling securityholders. See “Selling Securityholders” and “Plan of Distribution.”

SELLING SECURITYHOLDERS

This reoffer prospectus relates to shares of common stock to be offered by the selling securityholders pursuant to stock options under the plan. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of Inspire.

The following is a list, as of November 30, 2002, of the selling securityholders and the number of shares held by each selling securityholder.

Name	Number of Shares Owned (1)	Number of Shares to be Offered (2)	Number of Shares Owned After Offering (3)	Percentage of Shares Owned After Offering
Wendy Anders (4)	633	2,284	0	*
Mary Bennett (5)	35,546	85,000	5,000	*
Richard Boucher, M.D. (6)	603,017	149,999	483,352	2.3%
Edward Brown (7)	5,302	22,428	0	*
Penny Costanza (8)	857	1,712	0	*
Betty Davis (9)	116	10,141	0	*
Robert Dougherty (10)	26,563	26,563	0	*
Richard M. Evans (11)	80,369	110,713	58,338	*
Kip Frey (12)	0	40,000	0	*
Donald J. Kellerman (13)	105,203	167,856	300	*
H. Jefferson Leighton, Ph.D. (14)	166,380	45,714	161,000	*
LMM Family Limited Partnership (15)	5,380	5,714	0	*
Gregory J. Mossinghoff (16)	190,480	363,569	0	*
William Pendergast (17)	28,897	68,570	0	*
Christy L. Shaffer (18)	480,724	649,283	52,999	1.8%
Sammy Shaver (19)	2,677	47,855	0	*
Robin Sylvester-Whitsell (20)	5,004	25,285	1,967	*
W. Leigh Thompson, Ph.D. (21)	5,380	73,499	0	*
Jesse I. Treu, Ph.D. (22)	2,120,446	45,714	2,120,446	10.25%
Benjamin R. Yerxa (23)	127,235	206,426	35,455	*

*	Less than one percent.

(1)
Represents shares beneficially owned by the named individual, including shares that such person has the right to acquire within 60 days of the date of this Reoffer Prospectus. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2)
Includes all outstanding options to purchase Shares of Common Stock granted to the named individuals under the Amended and Restated 1995 Stock Plan, as amended, whether or not vested or exercisable within 60 days of the date of this Reoffer Prospectus. Also includes all Shares issued to such named individuals upon the exercise of options granted under the plan. All of such Shares are being registered hereunder.

(3)
Does not constitute a commitment to sell any or all of the stated number of Shares of Common Stock. The number of Shares offered shall be determined from time to time by each selling securityholder at this sole discretion.

(4)	Ms. Anders previously served in several capacities from 1995 to July 2000, most recently as Senior Discovery Assistant.

(5)
Ms. Bennett joined us in February 2001 as our Vice President, Communications. Beneficial ownership includes 5,000 shares of common stock and 30,546 shares of common stock underlying stock options granted to Ms. Bennett which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 54,454 shares of common stock underlying stock options granted to Ms. Bennett which will not have vested within sixty days after November 30, 2002.

(6)
Dr. Boucher has served as a director since March 1995 and is a Co-Chairman of our Scientific Advisory Board. Beneficial ownership includes 482,452 shares of common stock held directly by Dr. Boucher, 900 shares of common stock held by Dr. Boucher’s child and 119,665 shares of common stock underlying stock options granted to Dr. Boucher which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 30,334 shares of common stock underlying stock options granted to Dr. Boucher which will not have vested within sixty days after November 30, 2002.

(7)	Mr. Brown has served as a Senior Research Scientist since May 1998.

(8)	Ms. Costanza served us in several capacities since September 1997, most recently as our Assistant Manager, Accounts Payable.

(9)	Ms. Davis has served as our receptionist since October 1995.

(10)	Mr. Dougherty previously served us in several capacities from 1995 to October, 2000, most recently as Group Leader, Senior Research Services.

(11)
Dr. Evans has served as our Vice President, Pharmaceutical Development since June 2000. He joined us in October 1996 and previously held several positions. Beneficial ownership includes 58,338 shares of common stock and 22,031 shares of common stock underlying stock options granted to Dr. Evans which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 31,543 shares of common stock underlying stock options granted to Dr. Evans which will not have vested within sixty days after November 30, 2002.

(12)
Mr. Frey joined as a director in June 2002. The number of shares owned does not include 40,000 shares of common stock underlying stock options granted to Mr. Frey which will not have vested within sixty days after November 30, 2002.

(13)
Dr. Kellerman has served as our Senior Vice President, Development since May 2000. Dr. Kellerman joined us in July 1999 as Vice President, Development. Beneficial ownership includes 300 shares of common stock held by Dr. Kellerman’s spouse and 104,903 shares of common stock underlying stock options granted to Dr. Kellerman which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 52,954 shares of common stock underlying stock options granted to Dr. Kellerman which will not have vested within sixty days after November 30, 2002.

(14)
Dr. Leighton has served as a director since October 1993. Includes 161,000 shares of common stock and 5,380 shares of common stock underlying stock options granted to Dr. Leighton which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 40,334 shares of common stock underlying stock options granted to Dr. Leighton which will not have vested within sixty days after November 30, 2002.

(15)	Includes 5,380 shares of common stock underlying stock options that will have vested within sixty days after November 30, 2002. See Note 21.

(16)
Mr. Mossinghoff has served as our President and as a director since June 2002. Before that, Mr. Mossinghoff served as our Senior Vice President and as our Chief Business Officer from December 1999 until June 2002. Mr. Mossinghoff has also served as our Secretary since October 1998, and as our Treasurer since March 2000. Includes 190,480 shares of common stock underlying stock options granted to Mr. Mossinghoff which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 173,089 shares of common stock underlying stock options granted to Mr. Mossinghoff which will not have vested within sixty days after November 30, 2002.

(17)	Mr. Pendergast previously served us in several capacities since 1995, most recently as Senior Director, Chemistry.

(18)
Dr. Shaffer has served as Chief Executive Officer and as a director since January 1999. Includes 51,999 shares of common stock held by Dr. Shaffer, 1,000 shares of common stock held by her children and 427,725 shares of common stock underlying stock options granted to Dr. Shaffer which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 166,558 shares of common stock underlying stock options granted to Dr. Shaffer which will not have vested within sixty days after November 30, 2002.

(19)	Mr. Shaver has served us in several capacities since July 1995, most recently as our Director, Chemistry.

(20)	Ms. Sylvester-Whitsell has served us in several capacities since August 1999, most recently as our Assistant Director, Clinical Development.

(21)
Dr. Thompson has served as a director since April 1996 and our Chairman since June 2002. Includes 5,380 shares of common stock underlying stock options that will have vested within sixty days after November 30, 2002. This option was granted to Dr. Thompson and subsequently transferred to the LMM Family Limited Partnership for which Dr. Thompson serves as a general partner. The number of shares owned does not include 40,334 shares of common stock underlying stock options granted to Dr. Thompson which will not have vested within sixty days after November 30, 2002.

(22)
Dr. Treu has served as a director since March 1995. Includes 2,014,456 shares held by Domain Partners III, L.P., 63,028 shares held by DP III Associates, L.P., 11,049 shares held by One Palmer Square Associates III, L.P. and 26,533 shares held by Domain Associates, L.L.C. One Palmer Square Associates III, L.P. is the general partner of Domain Partners III, L.P. and DP III Associates, L.P. Dr. Treu is a general partner of One Palmer Square Associates III, L.P. Dr. Treu shares voting and investment power with respect to these shares and disclaims beneficial ownership of such shares except to the extent of his proportional interest therein. Includes 5,380 shares of common stock underlying stock options that will have vested within sixty days after November 30, 2002. The number of shares owned does not include 40,334 shares of common stock underlying stock options granted to Dr. Treu which will not have vested within sixty days after November 30, 2002.

(23)
Dr. Yerxa has served as our Vice President, Discovery since February 2000 and as a Co-Chairman of our Scientific Advisory Board since June 2000. He joined us in August 1995 and previously held several positions, including Senior Director of Preclinical Programs. Includes 35,455 shares of common stock. Also includes 91,780 shares of common stock underlying stock options granted to Dr. Yerxa which will have vested within sixty days after November 30, 2002. The number of shares owned does not include 61,191 shares of common stock underlying stock options granted to Dr. Yerxa which will not have vested within sixty days after November 30, 2002.

PLAN OF DISTRIBUTION

Shares offered hereby may be sold from time to time directly by or on behalf of the selling securityholders in one or more transactions on the Nasdaq National Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

In connection with such sales, the selling securityholders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling securityholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling securityholders may, at the same time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the selling securityholders will sell any or all of the shares offered by them hereby.

Inspire will pay all expenses of the registration of the shares. Inspire has notified certain selling securityholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the shares being offered hereby has been passed upon for Inspire by Reed Smith LLP.

EXPERTS

The financial statements incorporated by reference in this reoffer prospectus as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This reoffer prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the Commission at the Commission’s principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this registration statement as of their respective dates:

(a)	The Annual Report on Form 10-K for the year ended December 31, 2001;

(b)	The Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2002;

(c)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2001;

(d)	The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

(e)	The description of our common stock contained in the Registrant’s final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to any person including our beneficial owner, to whom this reoffer prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this reoffer prospectus). Requests should be directed to Gregory J. Mossinghoff, President, Secretary and Treasurer, 4222 Emperor Boulevard, Suite 470, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our World Wide Web site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference into this reoffer prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 8.    EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Amended and Restated 1995 Stock Plan, as amended (Incorporated by reference to the Company’s proxy statement filed on April 18, 2002).

5.1	Opinion of Reed Smith LLP

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants

23.2	Consent of Reed Smith LLP (contained in the opinion filed as Exhibit 5.1 hereto)

SIGNATURES

The Registrant.    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Durham, state of North Carolina, on this 19th day of December, 2002.

Inspire Pharmaceuticals, Inc.

By:	/ s/ Christy L. Shaffer

Christy L. Shaffer
Chief Executive Officer and Director

SIGNATURES (CONTINUED)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christy L. Shaffer Christy L. Shaffer	Chief Executive Officer and Director (principal executive officer)	December 19, 2002

/s/ Gregory J. Mossinghoff Gregory J. Mossinghoff	President, Secretary, Treasurer and Director (principal financial officer and principal accounting officer)	December 19, 2002

*	Chairman of the Board and Director	December 19, 2002

W. Leigh Thompson

*	Director	December 19, 2002

H. Jefferson Leighton

*	Director	December 19, 2002

Richard Boucher, M.D.

*	Director	December 19, 2002

Jesse I. Treu

*
By her signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Post-Effective Amendment No. 1 to the registration statement on Form S-8 on behalf of the persons indicated.

By:	/s/ Christy L. Shaffer

Christy L. Shaffer, Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Amended and Restated 1995 Stock Plan, as amended (Incorporated by reference to the Company’s proxy statement filed on April 18, 2002).

5.1	Opinion of Reed Smith LLP

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants

23.2	Consent of Reed Smith LLP (contained in the opinion filed as Exhibit 5.1 hereto)